Exhibit g.2

FOREFRONT INCOME TRUST

EXPENSES LIMITATION AGREEMENT

THIS EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 17th day of October, 2014, by and between Forefront Income Trust (the “Trust”), a Delaware statutory trust, and Forefront Capital Advisors, LLC (the “Advisor”), a Delaware limited liability corporation.

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Trust pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 17th day of October, 2014 (the “Investment Advisory Agreement”); and

WHEREAS, pursuant to the Investment Advisory Agreement, the Trust is responsible for, and has assumed the obligation for, payment of certain expenses that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Trust’s Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust desires to allow the Advisor to implement this limit;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Expenses. The Advisor hereby agrees to limit the Trust’s Expenses to the annual rate of 1.75% of the Trust’s net assets attributable to shares of the Trust (the “Annual Limit”). In the event that, on a month-to-month basis, the accrued Expenses of the Trust exceed the Annual Limit (as pro-rated for such period), the Advisor will pay to the Trust an amount equal to the excess within 30 business days of being notified that such excess amount is due.

2. Definition. For purposes of this Agreement, the term “Expenses”, with respect to the Trust, is defined to include all expenses necessary or appropriate for the operation of the Trust, including without limitation any shareholder services fees and other expenses described in the Investment Advisory Agreement, but does not include the Advisor’s investment advisory fee described in the Investment Advisory Agreement.

3. Reimbursement of Fees and Expenses. The Advisor retains its right to receive reimbursement of any excess expense payments made by it pursuant to this Agreement in the future on a rolling three-year basis, if such reimbursemnt can be achieved within the expense limitation described in Paragraph 1.

4. Term. This Agreement shall become effective upon the Trust’s commencement of operations and shall remain in effect until at least two years from the commencement of operations unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such each continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

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6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the conflict of laws principles thereof; provided, that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated under either.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers, all on the day and year first above written.

Forefront Income Trust	Forefront Capital Advisors, LLC

By: /s/ Bradley Reifler___	By: /s/ David Wasitowski___
Name: Bradley Reifler	Name: David Wasitowski
Title: Chief Executive Officer	Title: Chief Operating Officer

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